82-34782

RECEIVED
2004 OCT -1 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Capital Market
Communications and Advisory

K Capital Source
8 Raglan Road,
Dublin 4.

T +353 1 631 5500

Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
Washington, DC 20549-0302
USA

04045235

SUPPL

September 7, 2004

Dear Sir/Madam,

Re: Horizon Technology Group plc ~~(333-115785)~~

We enclose material pursuant to Rule 12g3-2(b) under the Exchange Act. Please note that Horizon's filing number is 333-115785.

We also enclose a duplicate copy of this letter and would be grateful if it could please be stamped and returned to us as acknowledgement.

Yours faithfully,

K Capital Source
(Capital Markets Advisors to Horizon Technology Group)

PROCESSED
OCT 0 1 2004
THOMSON
FINANCIAL

CC: Cathal O'Caoimh, CFO, Horizon Technology Group plc.
Robert Mangone, Fox Horan & Camerini LLP (Horizon US legal counsel)

dw 10/1

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L** **ADR OTC:HZNTY**

Interim Results for the six months to 30 June 2004

RECEIVED 2004 OCT -1 A 9:57 OFFICE OF INTERNATIONAL CORPORATE FINANCE

First Half EPS growth of 29%

2 September 2004, London and Dublin

Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland, announces its interim results for the six months to 30 June 2004.

Financial & Operational Highlights

- Turnover growth of 17.3% driven by market share gains in the UK and Ireland.
- First-half operating profit increased 31.6% year-on-year to €3.3 million, representing the fifth consecutive increase in half-yearly operating profit.
- Adjusted diluted earnings per share increased 29% to 4.29 cent.
- Over the last five half-years, operating profit and adjusted diluted EPS have increased by a compounded half-yearly 22.5% and 35.8% respectively.
- Net asset value per share increased 26% year on year.
- Continuing focus on productivity and efficiency has increased turnover per head by 20% to over €1.5 million.

Commenting on the 2004 first half results, Samir Naji, Horizon's Chairman said:

"Horizon's turnover growth, at 17.3%, was significantly ahead of the broader market. Sustainable efficiency and productivity gains are driving growth in market share and delivering superior financial performance. Active management of these factors translates to a 28.8% growth in adjusted diluted EPS during the period in review.

Horizon's unique combination of leading market positions, proven relationships with blue-chip customers and leading IT vendors, a solid financial base, cost leadership and a strong management team continue to provide us with the capacity to deliver superior financial performance."

Cathal O'Caoimh, Horizon's Chief Financial Officer also commented:

"These results reflect our ability to deliver consistency, performance and growth. Our focus on operational efficiency and cost containment has translated a 9.7% increase in gross profit into a 31.6% increase in EBIT. Our competitive advantages and operational gearing have enabled the group to increase earnings at a faster rate than growth in revenue. We are well positioned to continue to deliver growth in shareholder value ahead of the market."

ABOUT HORIZON

Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. Providing enabling technologies and services, Horizon assists organisations in maximising the business benefits from their information technology investment, while minimising disruption and risk. The group partners with world-leading hardware manufacturers, independent software vendors, system integrators and value-added resellers to deliver complete turnkey solutions to the customer. Horizon operates through two trading divisions - Enterprise Solutions and Distribution and Channel Services.

Enterprise Solutions: This division assists customers with the implementation of their IT strategies through the provision of infrastructure, application development, implementation consulting and training services. Its customer base consists primarily of blue-chip corporations and government departments in the UK and Ireland.

Distribution and Channel Services: Horizon is the leading value-added distributor of computer and networking products in Ireland, offering leading edge supply chain management and technical services to global technology vendors and value-added resellers.

Founded in 1988, Horizon has offices in Dublin, Lisburn, Cork and Manchester. Annualised turnover exceeds €300 million. For more information about Horizon, visit www.horizon.ie

Investor, analyst and media enquiries:

Mark Kenny
K Capital Source
Tel: +353-1- 631 5500
Email: mkenny@kcapitalsource.com

Paul McSharry/Joe Doyle
Financial Dynamics Ireland
Tel: +353-1-663 3600
Email: paulmc@fdireland.ie

INTERIM REPORT TO SHAREHOLDERS
for the six months to 30 June 2004

RESULTS OVERVIEW

Horizon Technology Group plc's interim results reflect the group's ability to deliver consistency, performance and growth. Significant operational progress was achieved in each division. Turnover increased by 17.3%, while EBIT increased by 31.6% and diluted adjusted EPS increased 28.8%.

Half-yearly operating profit increased for the fifth consecutive time, reflecting the consistency of the group's performance. Over the last five half-years, operating profit and diluted adjusted EPS have increased by a compounded half-yearly 22.5% and 35.8% respectively.

In the first half of 2004, the IT markets in the UK and Ireland experienced the initial stages of a measured recovery, in line with the board's expectation. Industry unit volumes grew at rates of 15% to 20% but continued unit price depreciation, albeit at a lower rate than in 2003, limited industry turnover growth to approximately 5%. Against that backdrop, Horizon's turnover, at €150.8 million, increased 17.3% year-on-year.

Horizon's above average turnover growth was a direct result of continued market share gains in all of the group's key areas of operation. The Enterprise Solutions division's turnover grew by 16.4% while turnover in the Distribution and Channel Services division grew by 18.5%.

The group's strategy has been to compete aggressively on price and service in order to increase market share and earnings. This top and bottom line strategy has resulted in a contraction in gross profit margin from 11.6% in the first half of 2003 to 10.9% in the first half of 2004. However, strong turnover growth and a focus on efficiency have delivered an increase in gross profit. First half gross profit, at €16.4 million, is up 9.7% on the first half of 2003 and up 15.9% on the second half of 2003.

The group, through increased efficiencies and reduced costs, continues to deliver on its stated objective of increasing earnings, independent of turnover growth. The group translated a 9.7% increase in gross profit into a 31.6% increase in EBIT. As a percentage of turnover, EBIT has increased from 2.0% to 2.2%, and annualised turnover per employee increased by 20% to over €1.5 million.

This financial performance reflects Horizon's competitive advantages - leading market positions, cost leadership and efficient processes, a strong financial position and proven relationships with blue-chip customers and global IT vendors.

The following market share gains have been achieved during the first half:

- The group's UK enterprise infrastructure and services operation increased its market share following a number of large ticket implementations. Horizon is now one of Sun Microsystems' largest partners in the combined area of the UK and Ireland.

- In Ireland, the group's enterprise applications and services operation has built on its market-leading position and delivered strong growth. Horizon achieved a number of large project wins in the telecommunications and finance sectors, including projects in O_2, Hibernian Insurance and IIB.

- The group's distribution and channel services operation in Ireland increased its market share with unit shipment growth of over 30% - in a market which delivered 20% unit growth. This division has added another of Ireland's largest resellers to its client base and Horizon is now the primary HP source to eight of the ten largest Irish resellers.

INTERIM REPORT TO SHAREHOLDERS
for the six months to 30 June 2004

RESULTS OVERVIEW (continued)

The following table sets out a summary of the profit and loss account for the six months to June 2004 and a comparison with the two previous six-month periods.

	Six months to 30 June 2004 €'000	*Six months to 31 Dec 2003 €'000*	*Six months to 30 June 2003 €'000*
Turnover	150,800	121,754	128,520
Gross profit	16,363	14,120	14,914
EBITDA	4,665	3,946	3,924
EBIT	3,326	2,583	2,527
Retained profit	2,107	151	148
EPS (Diluted adjusted - € cent)	4.29	3.78	3.33

The group continued its focus on cost control and efficiency gains during this period. Average headcount in the six months to June 2004 was 198, broadly unchanged from 2003. This figure is skewed by an increase in revenue generating technical consultants offset by a reduction in back office headcount. Consultant utilisation rates inclusive of new headcount remain very high at around 90%.

The group's cash flow and financial position remains strong. Net asset value per share increased 26%, year on year. However, an €11.8 million net cash outflow from operating activities led to net debt of €8.1 million at the period end. This compares to net cash balances of €4.4 million at the end of 2003. This step change arises as a result of a reduction in supplier credit terms - creditors' days were reduced from 70 to 56 days over the six months while the group trimmed stock days and debtors' days marginally.

Horizon retains significant financial capacity with unused credit facilities at 30 June of approximately €25 million. Horizon's net debt is well within comfortable levels representing less than one times annualised EBITDA and a debt / equity ratio of 32 / 68. Interest cover, at 7.7 times, improved from 7.2 times in the first half of 2003.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

The group has successfully reduced the future lease obligations for properties that lay vacant after the restructuring process. Since January, Horizon has entered into three sub-let agreements and surrendered three leases. The directors have re-assessed the balance sheet provisions for future rental and associated payments and concluded that, at €4.7 million, the level of provision is adequate.

INTERIM REPORT TO SHAREHOLDERS
for the six months to 30 June

OUTLOOK

In the first half of 2004, the IT markets in the UK and Ireland experienced the initial stages of a measured recovery. The board anticipates that this measured recovery will continue. Unit volumes and services delivered will continue to grow but, as a result of unit price performance improvements, industry turnover growth will be measured.

Horizon has continued to deliver consistent superior performance and sustained earnings growth. It has continued to increase its market penetration and leverage its competitive advantage and cost efficiencies to deliver significant earnings growth.

Horizon's medium-term objective is to sustain the recent pace of earnings growth. The group's strategy is to continue to drive its competitive advantages to grow revenue and to utilise its operational gearing to increase earnings at a faster rate than turnover growth. Horizon is well positioned to convert market share gains and any further upturn in market demand into superior returns for its shareholders.

Samir Naji
Chairman
1 September 2004

OPERATING REVIEW
for the six months to 30 June 2004

DIVISIONAL ANALYSIS

The group operates through two separate trading divisions - Enterprise Solutions division and Distribution & Channel Services division. The performance of each division is detailed below.

ENTERPRISE SOLUTIONS DIVISION

This division assists customers in implementing IT strategies through the provision of IT infrastructure, development and consulting services. Its customer base is predominantly comprised of blue-chip companies. The division includes the Irish and UK-based enterprise infrastructure and services (EIS) businesses and the Irish enterprise application and services (EAS) business. It has a current full time equivalent staff count of 140 employees.

	Six months to 30 June 2004 €'000	*Six months to 31 Dec 2003 €'000*	*Six months to 30 June 2003 €'000*
Turnover	83,697	67,052	71,896
Gross profit	12,417	10,637	11,451
Gross margin	14.8%	15.9%	15.9%

The division's turnover, at €83.7 million increased 16.4% on the first half of 2003 and 24.8% on the second half of 2003. All businesses within the division posted turnover growth with the fastest rate of growth occurring in the UK EIS operation. The group competed aggressively on price and service to increase market share. This strategy, combined with a change in the sales mix, resulted in growth in gross profit of 16.7% to €12.4 million and a modest decline in gross profit margin from 15.9% to 14.8% year-on-year.

Sectors within the group's EIS business that were particularly strong in the half-year included finance, telecommunications and government. Major wins included a 10,000-seat implementation of Linux-based software in AIB Bank and a data centre for the Irish Revenue Commissioners.

In the group's Irish EAS business, strong demand for data warehousing projects continued but this growth was surpassed by demand for applications and bespoke development projects. New wins included projects in O_2, Hibernian Insurance and IIB.

In June, the group announced that it had entered into an agreement with BMC Software to establish a new Business Service Management (BSM) unit within its EAS business. This unit will provide a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and represents an exciting opportunity for the group.

OPERATING REVIEW
for the six months to 30 June 2004

DIVISIONAL ANALYSIS (continued)

DISTRIBUTION AND CHANNEL SERVICES DIVISION

Clarity Distribution is Ireland's leading value-added distributor of computer and IT products. It offers leading edge supply chain management services to resellers and to global technology vendors. This division operates in the Irish market and has a current full time equivalent staff count of 51 employees.

	Six months to 30 June 2004 €'000	*Six months to 31 Dec 2003 €'000*	*Six months to 30 June 2003 €'000*
Turnover	67,103	54,702	56,624
Gross profit	3,946	3,482	3,463
Gross margin	5.9%	6.4%	6.1%

Turnover in the distribution and channel services division increased 18.5% on the first half of 2003 and 22.7% on the second half of 2003. The division used its cost leadership position to increase market share - a strategy that led to growth in gross profit of 13.9% to €3.95 million while gross profit margin declined marginally from 6.1% to 5.9%.

Industry PC volumes grew approximately 20% year-on-year but the continuing reduction in unit prices, albeit at a lower rate than last year, has restricted growth in total industry turnover. Clarity's unit shipments increased by over 30% reflecting the success of our strategy of competing on both cost leadership and service.

As competition within the PC and low-end server market continues to intensify, margins have declined. However, Clarity has a cost leadership position in the Irish IT distribution sector and continues to focus on systems development, as well as on cost control, to maintain its position as the most efficient supply chain operator in the market.

Clarity has leveraged its efficiencies to increase its share of the Irish HP distribution market and has added additional re-sellers to its client base during the period. Clarity is now the primary HP supplier to eight of the top ten resellers in Ireland.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months to 30 June 2004

	Note	*Unaudited Six months to 30 June 2004 €'000*	*Unaudited Six months to 30 June 2003 €'000*	*Audited Year ended 31 Dec 2003 €'000*
TURNOVER	2	150,800	128,520	250,274
GROSS PROFIT	2	16,363	14,914	29,034
EARNINGS BEFORE INTEREST, DEPRECIATION AND GOODWILL AMORTISATION (EBITDA)		4,665	3,924	7,870
Depreciation		(516)	(633)	(1,269)
Amortisation of intangibles		(823)	(764)	(1,491)
OPERATING PROFIT (EBIT)		3,326	2,527	5,110
NON-OPERATING EXCEPTIONAL ITEMS:				
Disposal and termination of business units		-	(1,693)	(3,426)
		3,326	834	1,684
Net interest charge		(431)	(353)	(670)
Unwinding of discount factor		(162)	(164)	(328)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		2,733	317	686
Taxation on profit on ordinary activities		(626)	(169)	(385)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		2,107	148	301
Minority interests (including non-equity minority interests)		-	-	(2)
PROFIT RETAINED FOR THE FINANCIAL PERIOD AND ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY		2,107	148	299
Earnings per share:	3			
Basic earnings per ordinary shares (cent)		3.00	0.23	0.46
Basic earnings per ordinary shares adjusted* (cent)		4.40	1.66	3.25
Diluted earnings per ordinary shares (cent)		2.93	0.21	0.44
Diluted earnings per ordinary shares adjusted* (cent)		4.29	1.52	3.13

*Earnings per share adjusted for amortisation of intangibles and unwinding of discount factor.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months to 30 June 2004

	Unaudited Six months ended 30 June 2004 €'000	*Unaudited Six months ended 30 June 2003 €'000*	*Audited Year ended 31 Dec 2003 €'000*
Profit attributable to members of the parent company	2,107	148	299
Exchange difference on retranslation of net assets of subsidiary undertakings	(106)	(371)	(417)
TOTAL RECOGNISED GAINS/(LOSSES) RELATING TO THE PERIOD	2,001	(223)	(118)

MOVEMENTS ON PROFIT AND LOSS ACCOUNT
for the six months to 30 June 2004

	Unaudited Six months ended 30 June 2004 €'000	*Unaudited Six months ended 30 June 2003 €'000*	*Audited Year ended 31 Dec 2003 €'000*
At 1 January 2004	(45,848)	(45,690)	(45,690)
Profit retained for the financial period	2,107	148	299
Re-translation of overseas subsidiaries (net)	(106)	(371)	(417)
Redemption of minority interest preference shares	-	-	(40)
At 30 June 2004	(43,847)	(45,913)	(45,848)

The profit and loss account is analysed as follows:

Parent Company	(46,901)	(49,304)	(47,118)
Subsidiary undertakings	6,549	6,886	4,765
Cumulative goodwill previously written off directly against reserves	(3,495)	(3,495)	(3,495)
	(43,847)	(45,913)	(45,848)

CONSOLIDATED BALANCE SHEET
at 30 June 2004

	Note	*Unaudited 30 June 2004 €'000*	*Unaudited 30 June 2003 €'000*	*Audited 31 Dec 2003 €'000*
FIXED ASSETS				
Intangible assets		8,894	9,271	8,174
Tangible assets		3,714	4,224	3,843
		12,608	13,495	12,017
CURRENT ASSETS				
Stocks		18,538	15,136	16,130
Debtors		53,268	35,782	40,685
Cash at bank and in hand		11,876	17,786	11,251
		83,682	68,704	68,066
CREDITORS: amounts falling due within one year	4	(74,349)	(61,618)	(59,532)
NET CURRENT ASSETS		9,333	7,086	8,534
TOTAL ASSETS LESS CURRENT LIABILITIES		21,941	20,581	20,551
CREDITORS: amounts falling due after more than one year	5	(24)	(1,263)	(62)
PROVISIONS FOR LIABILITIES AND CHARGES		(4,666)	(5,687)	(5,906)
		17,251	13,631	14,583
CAPITAL AND RESERVES				
Called up share capital		5,023	4,755	5,023
Shares to be issued after period end		1,834	3,085	1,167
Share premium		69,788	67,134	69,788
Profit and loss account		(43,847)	(45,913)	(45,848)
Cost of shares of the company held in an ESOP		(15,547)	(15,547)	(15,547)
Shareholders' funds (all equity interests)		17,251	13,514	14,583
Minority interests:				
Non-equity		-	117	-
		17,251	13,631	14,583

CONSOLIDATED CASH FLOW STATEMENT
for the six months to 30 June 2004

	Note	*Unaudited Six months ended 30 June 2004 €'000*	*Unaudited Six months ended 30 June 2003 €'000*	*Audited Year ended 31 Dec 2003 €'000*
CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	6	(11,783)	(1,221)	1,394
RETURNS ON INVESTMENT AND SERVICING OF FINANCE				
Net interest paid		(425)	(334)	(625)
Dividends paid to minority interests		-	-	(2)
Interest element of finance lease rental payments		(7)	(31)	(57)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(432)	(365)	(684)
TAXATION				
Irish corporation tax (paid)/refund		(313)	66	15
Overseas taxation refund/(paid)		250	-	(327)
NET CASH (OUTFLOW)/INFLOW FROM TAXATION		(63)	66	(312)
CAPITAL EXPENDITURE				
Payments to acquire tangible fixed assets		(355)	(158)	(435)
Receipts from sales of tangible fixed assets		3	4	32
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(352)	(154)	(403)
ACQUISITIONS AND DISPOSALS				
Purchase of subsidiary undertakings		(97)	(206)	(3,495)
Sale of subsidiaries		16	(555)	473
Purchase of minority interest		-	-	(157)
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS		(81)	(761)	(3,179)
CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		(12,711)	(2,435)	(3,184)
NET CASH (OUTFLOW)/INFLOW FROM FINANCING	7(c)	(61)	(237)	2,278
CASH OUTFLOW FROM MANAGEMENT OF LIQUID RESOURCES		(404)	-	-
DECREASE IN CASH	7(b)	(13,176)	(2,672)	(906)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months to 30 June 2004

1. BASIS OF PREPARATION

The interim financial statements for the six months ended 30 June 2004 have been prepared in accordance with the accounting policies set out in the financial statements for the year ended 31 December 2003.

The interim financial statements for the six months ended 30 June 2004 are unaudited. The summary financial statements for the year ended 31 December 2003 represent abbreviated versions of the group's full accounts for that period, on which the Auditors issued an unqualified audit report.

2. SEGMENTAL INFORMATION

Segmental information in relation to turnover and gross profit is given in the operating review.

3. EARNINGS PER ORDINARY SHARE

	Six months ended 30 June 2004 €'000	*Six months ended 30 June 2003 €'000*	*Year ended 31 Dec 2003 €'000*
The computation of basic and diluted earnings per share is set out below:			
Numerator			
Profit after tax and minority interests	2,107	148	299
Amortisation of intangibles	823	764	1,491
Unwinding of discount factor	162	164	328
Adjusted profit before amortisation and unwinding of discount factor	3,092	1,076	2,118
Denominator			
Weighted average number of shares in issue for the period ('000)	70,263	64,815	65,241
Dilutive potential ordinary shares:			
Deferred consideration	-	5,477	1,297
Employee share options	1,746	387	1,053
Diluted weighted average number of ordinary shares ('000)	72,009	70,679	67,591
Earnings per share:			
Basic earnings per ordinary shares (cent)	3.00	0.23	0.46
Basic earnings per ordinary shares adjusted* (cent)	4.40	1.66	3.25
Diluted earnings per ordinary shares (cent)	2.93	0.21	0.44
Diluted earnings per ordinary shares adjusted* (cent)	4.29	1.52	3.13

*Earnings per share adjusted for amortisation of intangibles and unwinding of discount factor.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months to 30 June 2004

4. **CREDITORS:** amounts falling due within one year

	30 June 2004	*30 June 2003*	*31 Dec 2003*
	€'000	*€'000*	*€'000*
Trade Creditors	33,196	26,792	37,876
Accruals	17,466	17,701	12,797
PAYE/PRSI	393	(26)	(31)
VAT	2,176	1,226	1,472
Corporation taxation	1,086	372	529
Overseas taxation	71	404	71
Bank borrowings	19,860	14,983	6,698
Acquisition loan note	-	37	-
Obligations under finance leases	101	129	120
	74,349	61,618	59,532

5. **CREDITORS:** amounts falling due after more than one year

	30 June 2004	*30 June 2003*	*31 Dec 2003*
	€'000	*€'000*	*€'000*
Obligations under finance leases	24	138	62
Other creditors and accruals	-	1,125	-
	24	1,263	62

6. **RECONCILIATION OF OPERATING PROFIT TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES**

	Six months ended 30 June 2004	*Six months ended 30 June 2003*	*Year ended 31 Dec 2003*
	€'000	*€'000*	*€'000*
Operating profit	3,326	2,527	5,110
Non-operating exceptional items	-	(1,693)	(3,426)
Non-cash exceptional items	(1,853)	(848)	(732)
Depreciation and amortisation of intangibles	1,339	1,397	2,760
Loss on disposal of tangible fixed assets	6	2	(8)
(Increase)/decrease in debtors	(11,939)	4,669	(1,661)
(Increase)/decrease in stocks	(1,978)	2,439	1,283
Decrease in creditors	(684)	(9,714)	(1,932)
Net cash (outflow)/inflow from operating activities	(11,783)	(1,221)	1,394

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months to 30 June 2004

7. **ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT**

(a) ***Analysis of net debt***

	31 Dec 2003 Opening €'000	*Cashflow €'000*	*Translation Adjustment €'000*	*30 June 2004 Closing €'000*
Cash	11,251	(88)	309	11,472
Overdraft	(6,698)	(13,088)	(74)	(19,860)
	4,553	(13,176)	235	(8,388)
Liquid resources*	-	404	-	404
Finance lease obligations	(182)	61	(4)	(125)
	4,371	(12,711)	231	(8,109)

* Liquid resources include monies held on deposit, which are pledged as security on lease obligaitons.

(b) ***Reconciliation of net cash flow to movement in net debt***

	€'000
Decrease in cash in period	(13,176)
Cash outflow from decrease in debt and lease financing	61
Cash outflow from increase in liquid resources	404
Change in net debt resulting from cash flows	(12,711)
Translation adjustment	231
Movement in net debt in the period	(12,480)
Net cash at 31 December 2003	4,371
Net debt at 30 June 2004	(8,109)

(c) ***Net cash (outflow)/inflow from financing***

	Six months ended 30 June 2004 €'000	*Six months ended 30 June 2003 €'000*	*Year ended 31 Dec 2003 €'000*
Net movements in short term borrowings	-	(20)	(60)
Net movements in long term borrowings	-	(99)	(99)
Issue of ordinary share capital	-	-	2,785
Expenses on issue of ordinary share capital	-	(8)	(150)
Capital element of finance lease rental payments	(61)	(110)	(198)
Net cash (outflow)/inflow from financing	(61)	(237)	2,278

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months to 30 June 2004

8. **PUBLICATION OF NON-STATUTORY ACCOUNTS**

The financial information contained in this interim statement does not constitute statutory accounts as defined in section 19 of the Companies (Amendment) Act, 1986. The financial information for the full preceding accounting period is based on the statutory accounts for the year ended 31 December 2003.

9. **APPROVAL OF ACCOUNTS**

The interim accounts (unaudited) were approved by the board of directors on 1 September 2004.